Rachel L. Smydo Direct Dial 412 394 2411 Email: rsmydo@thorpreed.com
ATTORNEYS AT LAW SINCE 1895	VIA EDGAR

	Securities and Exchange Commission Division of Corporation Finance	October 5, 2011
100 F Street N.E. Washington, DC 20549

Attn: Lyn Shenk, Branch Chief

Re:
Valley Forge Composite Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 11, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 15, 2011
File No. 000-51420

Dear Mr. Shenk:

Valley Forge Composite Technologies, Inc. (the “Company”) received the Staff’s comment letter relating to the above referenced Form 10-K and Form 10-Q on September 29, 2011.  The comment letter requests a response within ten business days, or October 13, 2011.  Per my October 4, 2011 telephone conversation with your colleague, Jeffrey Sears, the Company respectfully requests a ten business day extension of time to respond to the comment letter, and anticipates submitting its response on or before October 27, 2011.

Pittsburgh		Respectfully yours,

Philadelphia
/s/ Rachel L. Smydo
Rachel L. Smydo

Wheeling

Wilmington	RLS/lgb

	cc:	Louis J. Brothers, President and Chief Financial Officer
Princeton	Keith L. McClellan, Esq., Vice President and General Counsel

Thorp Reed & Armstrong, LLP One Oxford Centre 301 Grant Street, 14th Floor Pittsburgh, PA 15219-1425 412 394 7711 412 394 2555 Fax